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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-44992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Equity Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Oaklawn Road
(No. and Street)

Short Hills	NJ	07078
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padilla & Company LLP
(Name – *if individual, state last, first, middle name*)

187-16 Hillside Avenue, 2nd Floor	Jamaica	NY	11432
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ken Levine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Equity Capital Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
STACY-ANN TOONE
NOTARY PUBLIC - NEW JERSEY
MORRIS COUNTY
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Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Supplementary Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST EQUITY CAPITAL SECURITES, INC.

TABLE OF CONTENTS


Padilla & Company LLP
Tel. (718) 558-5858
187-16 Hillside Avenue, 2nd Floor, Jamaica, NY 11432
Fax (718) 558-0608

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Equity Capital Securities, Inc.
Short Hills, NJ

We have audited the accompanying statement of financial condition of First Equity Capital Securities, Inc. as of December 31, 2009 and the related statements of operations, stockholder's equity, cash flows and changes in liabilities subordinated to creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Equity Capital Securities, Inc. as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15c3-1, 15c3-3 and 17a-5 of the Securities and Exchange Commission of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padilla and Company, LLP

Jamaica, NY
February 22, 2010

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets:	
Cash and cash equivalents	$194,051
Accounts receivable	5,000
Prepaid expenses and other assets	10,794
	$209,845

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 20,042
Stockholder's equity:	
Common stock, $.01 par value; 100 shares authorized; 10 shares issued and outstanding	1
Additional paid-in capital	270,307
Retained earnings (deficit)	(80,505)
Total stockholder's equity	189,803
Total liabilities and stockholder's equity	$209,845

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$274,940
Interest income	278
	275,218
Expenses:	
Occupancy and equipment rental	14,000
Professional fees	21,000
Telephone and communications	2,976
Travel and entertainment	31,563
Insurance	29,306
Contributions	25,000
Other operating expenses	41,642
	165,487
Income before provision for income taxes	109,731
Provision for income taxes	1,120
Net income	$108,611
Basic and diluted earnings per share	$10,861

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2009	$ 81,192	$1	$270,307	$(189,116)
Capital contributions	–	–	–	–
Net income	108,611	–	–	108,611
Balances at December 31, 2009	$189,803	$1	$270,307	$ (80,505)

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$108,611
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(5,000)
Prepaid expenses and other assets	(4,681)
Accounts payable and accrued expenses	9,124
Net cash provided by operations	108,054
Net increase in cash and cash equivalents	108,054
Cash and cash equivalents, beginning of year	85,997
Cash and cash equivalents, end of year	$194,051
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$1,420

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2009

Subordinated borrowings at January 1, 2009	$ -0-
Subordinated notes issued or paid in 2009	-0-
Subordinated borrowings at December 31, 2009	$ -0-

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. Organization:

The Company was incorporated in the State of New York on May 28, 1993 to engage in the brokerage and investment advisory business.

2. Significant accounting policies:

a. Basis of presentation

The financial statements of the organization have been prepared on the accrual basis of accounting. The financial statements' presentation is in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

b. Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Revenue recognition

Consulting and advisory fee revenue was recognized when services provided were substantially completed.

d. Income taxes

The Company, with the consent of its stockholders, has elected to have its income taxed as an "S" corporation under the Internal Revenue Code which provides that, in lieu of corporate income taxes, stockholders are taxed individually on the Company's taxable income.

e. Cash and cash equivalents

Cash and cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

3. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's net capital rule which requires that the Company maintain a minimum net capital as defined, of 12.5% of aggregate indebtedness during the Company's first twelve months in

business, or $5,000, whichever is greater. The Company agreed to maintain 120% of its minimum net capital requirements, or $6,000, in accordance with SEC Rule 17a-11(b)(1).

Net capital and aggregate indebtedness change from day-to-day, but, as of December 31, 2009, the Company had net capital of $174,009 which exceeded requirements by $169,009.

4. Pension plan:

The Company sponsors a profit sharing plan which covers all employees meeting the age and length of service requirements of the Plan. Contributions to the Plan are at the discretion of the Company's Board of Directors. Pension expense charged to operations for the year ended December 31, 2009 was $0.

FIRST EQUITY CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Credits:	
Stockholder's equity	$189,803
Debits:	
Nonallowable assets:	
Accounts receivable	5,000
Prepaid expenses and other assets	10,794
Net capital	174,009
Minimum net capital requirements - greater of 12.5% of aggregate indebtedness or $5,000	5,000
Net capital in excess of requirements	$169,009
Ratio of aggregate indebtedness to net capital	11.9%
Aggregate indebtedness:	
Accounts payable and accrued expenses	$20,042

FIRST EQUITY CAPITAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

FIRST EQUITY CAPITAL SECURITIES, INC.
RECONCILIATION OF THE AUDITED COMPUTATION OF
NET CAPITAL AND FOCUS REPORT - PART IIA
PURSUANT TO RULE 17a-5
DECEMBER 31, 2009

There is no difference between the audited computation of net capital and the corresponding Focus Report - Part IIA.

FIRST EQUITY CAPITAL
SECURITIES, INC.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2009



Padilla & Company LLP Tel. (718) 558-5858

187-16 Hillside Avenue, 2nd Floor, Jamaica, NY 11432 Fax (718) 558-0608

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
First Equity Capital Securities, Inc.
Short Hills, NJ

In planning and performing our audit of the financial statements of First Equity Capital Securities, Inc. for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures of determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report recognizes that it is not practicable with the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Padilla and Company, LLP

Jamaica, NY
February 22, 2010

FIRST EQUITY CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

(WITH INDEPENDENT AUDITOR'S REPORT THEREON)


PADILLA & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS